SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

JIVE SOFTWARE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)
47760A108
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Elisa Steele Chief Executive Officer Jive Software, Inc. 325 Lytton Avenue Palo Alto, California 94301 (650) 319-1920
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey D. Saper, Esq. Robert G. Day, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Lisa Jurinka, Esq. General Counsel Jive Software, Inc. 325 Lytton Avenue, Suite 200 Palo Alto, California 94301 (650) 319-1920
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$613,162.07	$61.75

*
Calculated solely for the purposes of determining the filing fee. This amount assumes that options to purchase 741,372 shares of Common Stock of Jive Software, Inc. having an aggregate value of $613,162.07 as of August 2, 2016 will be exchanged or canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $61.75	Filing Party: Jive Software, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 5, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (“Amendment No. 1”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 5, 2016 relating to an offer by Jive Software, Inc., a Delaware corporation (the “Company”), to certain employees of the Company (excluding named executive officers and directors) who hold certain outstanding options to purchase shares of the Company’s common stock, to exchange such eligible options for restricted stock units (the “Exchange Offer”). Only those items amended are reported in this Amendment No. 1.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

Item 4.    Terms of the Transaction.

(a)Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following information:

“The Exchange Offer expired on September 2, 2016 at 9:00 p.m., Pacific Time. A total of 74 Eligible Employees participated in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase 586,275 shares of the Company’s common stock, representing approximately 79% of the total shares of common stock underlying the Eligible Options. All surrendered options were canceled and, immediately thereafter, the Company granted a total of 122,400 restricted stock units in exchange therefor, pursuant to the terms of the Exchange Offer and the Jive Software, Inc. 2011 Equity Incentive Plan. One share of the Company’s common stock is issuable upon the vesting and settlement of each restricted stock unit.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

JIVE SOFTWARE, INC.

By:	/s/ Elisa Steele
Elisa Steele
Chief Executive Officer and Director
Dated: September 6, 2016